SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No.    )*

Sarepta Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

803607100

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons Susquehanna Capital Group

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 39,001 (1)

(6) Shared Voting Power 1,955,846 (1)

(7) Sole Dispositive Power 39,001 (1)

(8) Shared Dispositive Power 1,955,846 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,955,846 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.2%

(12)	Type of Reporting Person (See Instructions) BD, PN

(1) Susquehanna Capital Group, Susquehanna Investment Group and Susquehanna Securities are affiliated independent broker-dealers which may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(1)	Names of Reporting Persons Susquehanna Investment Group

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 76,547 (1)

(6) Shared Voting Power 1,955,846 (1)

(7) Sole Dispositive Power 76,547 (1)

(8) Shared Dispositive Power 1,955,846 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,955,846 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.2%

(12)	Type of Reporting Person (See Instructions) BD, PN

(1) Susquehanna Capital Group, Susquehanna Investment Group and Susquehanna Securities are affiliated independent broker-dealers which may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(1)	Names of Reporting Persons Susquehanna Securities

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 1,840,298 (1)

(6) Shared Voting Power 1,955,846 (1)

(7) Sole Dispositive Power 1,840,298 (1)

(8) Shared Dispositive Power 1,955,846 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,955,846 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.2%

(12)	Type of Reporting Person (See Instructions) BD, PN

(1) Susquehanna Capital Group, Susquehanna Investment Group and Susquehanna Securities are affiliated independent broker-dealers which may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

Item 1.
(a)	Name of Issuer Sarepta Therapeutics, Inc.
(b)	Address of Issuer’s Principal Executive Offices 215 First Street Suite 7 Cambridge, MA 02142

Item 2(a).

Name of Person Filing

This statement is filed by the entities listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the shares of Common Stock, par value $0.0001 per share, of the Company (the “Shares”).

(i)            Susquehanna Capital Group

(ii)           Susquehanna Investment Group

(iii)          Susquehanna Securities

Item 2(b).

Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of Susquehanna Capital Group, Susquehanna Investment Group and Susquehanna Securities is:

401 City Avenue

Suite 220

Bala Cynwyd, PA 19004

Item 2(c).	Citizenship Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Item 2(d).	Title of Class of Securities Common Stock, par value $0.0001 per share
Item 2(e)	CUSIP Number 803607100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d—1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with rule 13d—1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d—1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) — (c) is set forth in Rows 5 — 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The amount beneficially owned by Susquehanna Capital Group includes options to buy 9,100 shares of the Company’s Common Stock.  The amount beneficially owned by Susquehanna Investment Group includes options to buy 44,800 shares of the Company’s Common Stock.  The amount beneficially owned by Susquehanna Securities includes options to buy 1,485,600 shares of the Company’s Common Stock.  The Company’s quarterly report, on Form 10-Q, filed with the United States Securities and Exchange Commission on November 12, 2013, indicates that there were 37,582,309 shares of Common Stock outstanding as of October 31, 2013.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 13, 2014

SUSQUEHANNA CAPITAL GROUP		SUSQUEHANNA SECURITIES

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky	Name:	Brian Sopinsky
Title:	Authorized Signatory	Title:	Secretary

SUSQUEHANNA INVESTMENT GROUP

By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title:	General Counsel

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

I	Joint Filing Agreement, dated February 13, 2014, pursuant to Rule 13d-1(k) between Susquehanna Capital Group, Susquehanna Investment Group and Susquehanna Securities.

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock of Sarepta Therapeutics, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 13, 2014

SUSQUEHANNA CAPITAL GROUP		SUSQUEHANNA SECURITIES

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky	Name:	Brian Sopinsky
Title:	Authorized Signatory	Title:	Secretary

SUSQUEHANNA INVESTMENT GROUP

By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title:	General Counsel